Filed by TALX Corporation

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 of

the Securities Exchange Act of 1934

Subject Company: TALX Corporation

Commission File No.: 000-21465

The following Frequently Asked Questions were posted on TALX’s intranet website, TALXnet, after 5:30 p.m. Eastern time on February 14, 2007.

Don’t forget to visit TALXnet for additional information and copies of communications sent to employees, clients, and partners.

1.	Q. When will the merger into a subsidiary of Equifax be finalized?

A.

Because both companies are publicly traded, the merger could take several months to finalize. There is still much to be done to satisfy requirements set forth by various regulatory agencies. Once all of those requirements are satisfied and the TALX shareholders approve the transaction, then the merger can be considered finalized. It is anticipated that the transaction will close in the summer timeframe.

2.	Q. What happens between now and the time the deal is finalized?

A.

TALX will remain as its own entity until the deal is closed. It will be business as usual. This means that performance reviews, business travel, expense reporting, hiring practices, business cards, brochures, and similar business issues will remain unchanged. During this time, TALX and Equifax management will begin discussions of how best to integrate TALX into Equifax.

3.	Q. What changes will happen to benefits?

A.

All of our benefits will remain in place until at least 12/31/07. At that time, we will transition to Equifax’s benefits for many of our insurance plans, retirement plans, and holiday schedules. Equifax’s benefits are similar to ours and we believe that the economic impact to employees will be minimal. Other benefits, such as PTO, Flextime, and Tuition Assistance will remain in place for several years while we work with Equifax to identify best practices and then merge our programs together. One important exception is our Employee Stock Purchase Plan (ESPP). Equifax does not currently have a similar plan and thus this benefit will go away once the merger is finalized. Our ESPP plan is also frozen, effective immediately, until April 1, 2007. During this period you will not be able to increase your participation in the plan. After April 1, 2007 the plan opens back up until the merger is finalized.

4.	Q. What will happen to FY07 bonuses?

A.	FY 07 bonus plans remain intact.

5.	Q. What about bonuses in FY08?

A.

The bonus programs will be maintained. Eligibility and compensation targets will remain unchanged, but certain components of the bonuses may change. For example, individuals with bonuses based on TALX Earnings Per Share will be changed to reflect new criteria. The specifics of those changes have not been identified at this time.

6.	Q. Will our name change?

A. TALX is a trusted brand in the marketplace and the TALX name will continue. TALX will become a division of Equifax and will operate under “TALX, An Equifax Company.” Eventually, you will see changes to business cards, brochures, etc, but nothing in the short term.

7.	Q. Is this a merger or did we get bought out?

A.	This is a merger. TALX shareholders will receive Equifax stock and cash in exchange for TALX.

8.	Q. Is Bill Canfield leaving? How about other execs?

A.

Bill is not leaving and he will continue in his leadership role as our president and top executive. He will also become a member of the Equifax Board of Directors and be in a good position to represent the interests of TALX and our clients. At this time, there are no plans for any TALX executives to leave the company.

9.	Q. Why Equifax?

A. As Bill has stated before, we would only consider merging into an organization that has a great culture, can demonstrate how TALX will fit well with their organization, offers the right price, and would allow us to remain as a stand alone organization. Equifax fits these criteria very well.

10.	Q. What is Equifax all about?

A: Equifax is a global leader in information technology that enables and secures global commerce with consumers and businesses. Equifax is one of the largest sources of consumer and commercial data. Equifax has been in business for 108 years and has its global headquarters in Atlanta, GA. The company has offices in 14 countries (U.S., Canada, South America and Europe) and employs approximately 4,900 staff of which approximately half are based in the U.S. You can learn more at www.equifax.com.

11.	Q. Will we be relocating – are any offices closing down as a result of this news?

A. Our businesses will remain in their present locations. Just like TALX, Equifax has many business locations across the U.S.

12.	Q. Are they merging in the whole company? Doesn’t just The Work Number fit?

A.

Equifax is merging in all of TALX, not just The Work Number. There are tremendous cross-selling opportunities across all TALX services. TALX is well known in the HR world through our various services and the relationships that we have formed. Equifax values these client relationships and would like to enter the HR market. What makes TALX attractive is the solid growth TALX has achieved from all of its services.

13.	Q. How do I explain this to clients?

A.	Communications are being sent to all of our clients regarding the merger. These communications are available on our intranet site (TALXnet).

14.	Q. How do we fit with Equifax?

A.

TALX is a significant addition to the Equifax business lines and provides growth opportunities for Equifax. TALX would represent one of the fastest growing business lines for Equifax as well as bringing an important entry into the HR marketplace.

15.	Q. How will my job change?

A. All TALX services and the people who support them remain in place. Equifax wants Bill Canfield and the management team in place delivering all of the services available from TALX. Any merger like this represents change for employees. It would only be a guess at this point to say how this merger will impact you on an individual level. Since we are a new business to Equifax, they will need our expertise. As such, many of you will likely continue to serve your clients in the same way that you do today. As you know, TALX is a dynamic and agile organization. Change is a part of our culture and we believe we are good at adapting.

16.	Q. Will jobs be eliminated as a result of the merger into a subsidiary of Equifax?

A. It is important to know that both Equifax and TALX agree that this transaction is not about workforce issues but about growth. Equifax’s intent is to merge TALX into a subsidiary of Equifax with minimal disruption. Equifax wants TALX to remain intact to continue delivering growth and profitability. However, the normal course of business could require centralization of certain functions to create efficiencies.

17.	Q. Does this fall within the scope of how we can share verification of employment and verification of income?

A.	We have client contracts and we will not use the information any differently then we do now.

18.	Q. Has Equifax acquired companies before?

A.	Like TALX, Equifax has a history of making acquisitions. TALX will be their largest transaction to date.

19.	Q. Is our community involvement affected – Charitable Foundation, matching plans, etc?

A.	Our charitable efforts shall not be impacted. In fact, Equifax plans to make annual contributions to the TALX Charitable Foundation.

20.	Q. Is this merger into Equifax different than what Bill said in November about acquisitions at the employee update?

A.

No. In fact, Bill’s comments fit this situation very well. Bill mentioned that the company that buys TALX will need to have a great culture, the right price, the right business connection, and the ability to show how we can be synergistic to their business. Equifax meets those criteria.

21.	Q. What sort of updates will we receive between now and closing?

A.	You will receive regular updates as they are known. It is important to keep everyone informed as details become available.

22.	Q. As a shareholder, how does this affect me?

A.

If you own shares of TALX stock as of the announcement date, you will be given the opportunity to vote your shares for or against the merger of TALX into a subsidiary of Equifax. You will have opportunity to hear the business reasons for the support from the management teams of Equifax and TALX. In terms of the payment for tendering your TALX shares of stock, the terms of the transaction call for:

•	Equifax to exchange 25% cash and 75% in Equifax stock for all outstanding TALX shares.
•

You will have the opportunity to specify your preference for the percentage of cash and stock you would like. However, at closing, the total consideration for all shares outstanding will be 25% cash and 75% in Equifax stock. Preferences will be adjusted equally to match the 25/75 ratio.

More details will be forthcoming to help you understand the process and the options available to all shareholders.

23.	Q. How will our partnerships with ADP, Ceridian, etc. be impacted by this transaction?

A.

All partner agreements have specific (and often different) terms on what is called “change of control.” It is not anticipated that any partners will want to end our partnership because of this transaction. The same benefits that apply to our direct clients also apply to our partners. However, some partners will have the opportunity to terminate our partnership when the deal is closed.

24.	Q. How will clients (employer and verifier) be notified?

A.	Key clients will be called. Emails will be sent to all others.

25.	Q. Will employers stop sending us data?

A.	This is not expected. We have verifier clients today that are just like Equifax. TALX will honor the existing agreements for how we use the information our clients give us.

26.	Q. Is TALX turning away from the HR market? How do we explain if asked about this?

A.

As a subsidiary of Equifax, TALX will continue to market in the HR space. Equifax has several “personal solution” services that we can bring to our employer clients’ employees. Also, Equifax sees strong value in our HR market presence.

27.	Q. Will employers’ data remain private?

A.	Yes, we have an obligation and are contractually bound by The Work Number service description.

28.	Q. What should I say if I get calls from other outsiders, such as the news media or suppliers and vendors?

A.   Current TALX policies regarding outside inquiries remain in effect. All calls from the news media should be referred to Pam Stevens. Any vendor inquiries should be referred to Helen Bendyk. All investor inquiries should be referred to Janine Orf.

29.	Q. What can I do to help make the new company successful?

A.   In order to deliver on the promise of the merged company, the Equifax and TALX teams must remain focused on current business needs. The most important thing that every employee can do during this period is to maintain the confidence and support of customers.

30.	Q. How will I learn about developments related to the merger?

A.   The TALX leadership team knows that there will be a lot of questions that will not be answered today. As the details take shape, you can expect to receive regular communications between now and the closing of this transaction as preparations are made for the creation of this new Equifax business unit. You can also refer to the SEC website (www.sec.gov) for additional information as well as the required statement below on additional information and where to find it.

Additional Information and Where to Find It

In connection with the proposed transaction, a registration statement of Equifax will be filed with the SEC.  Equifax and TALX shareholders are encouraged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Equifax, TALX, and the proposed transaction.  The final proxy statement/prospectus will be mailed to shareholders of TALX.  Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Equifax and TALX, without charge, at the SEC’s web site (http://www.sec.gov).  Free copies of Equifax SEC filings are also available on the Equifax website (www.equifax.com) and free copies of TALX SEC filings are also available on the TALX website (www.talx.com).  Free copies of Equifax filings also may be obtained by directing a request to Equifax, Investor Relations, by phone to (404) 885-8000, in writing to Jeff Dodge, Vice President—Investor Relations, or by email to investor@equifax.com.  Free copies of TALX filings may be obtained by directing a request to TALX Investor Relations, by phone to (314) 214-7252, in writing to Janine A. Orf, Director of Finance, or by email to jorf@talx.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Equifax, TALX and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from TALX shareholders with respect to the proposed transaction.  Information regarding the directors and executive officers of Equifax is included in its definitive proxy statement for its 2006 Annual Meeting of Shareholders filed with the SEC on April 12, 2006.  Information regarding the directors and officers of TALX is included in the definitive proxy statement for the TALX 2006 Annual Meeting of Shareholders filed with the SEC on July 24, 2006.  More detailed information regarding the identity of potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction.